HestiaNYC Corp



ANNUAL REPORT

1673 Lexington Ave.

New York, NY 10029

(646) 590-3324

BakedCravings.com

This Annual Report is dated April 29, 2024.

BUSINESS

The Company's Business:

HestiaNYC (d/b/a Baked Cravings) is a corporation organized in under the laws of the state of New York. The Company was incorporated on February 10, 2017, and shortly thereafter filed for and was granted an Assumed Named of Baked Cravings.

Over the last five years, Baked Cravings founder Craig Watson has become a leader and the first minority to open a 100% peanut-free and tree nut-free bakery. His mission is to make sure that even if you have a food allergy you can enjoy premium great tasting treats. Since then, Baked Cravings has won three Best of Manhattan Awards in the category of the bakery. Baked Cravings has achieved such praise by not only offering awesome tasting treats but priding itself on great customer service. HestiaNYC also has a trademark in place for the name BAKED CRAVINGS.

Business Model:

REBRANDING FOR GROWTH: After a great trial run with Amazon Fresh, Baked Cravings has been selected for ultra-growth with all of Amazon's many outlets. Amazon's initial PO from 2021 totaled $180,000. While conversations continue, Amazon has noted with expanded reach and company ability to keep items in stock. We believe that Amazon's commitment to diversity inclusion could lead to a significant increase in our POs in the near future.

To this point, Baked Cravings has begun to onboard new consumer packaging made for retail shelves that will stand up to any brand. Also, with the company onboarding to HSN (Home Shopping Network), we expect our brand awareness to increase significantly in 2022.

PRODUCTS SELECTED TO SPEARHEAD GROWTH: We believe Baked Cravings will become a household name with sleek cookie packaging that screams grab me off the shelf. Cake in a Cup will continue to be a conversation starter with its new redesigned packaging.

RETAIL: Baked Cravings retail store opened in 2017 in East Harlem. Many of the products are tested for consumer satisfaction at the location. Locally Baked Cravings offers in-store pick-up as well as delivery. The majority of orders are for classroom events where only treats from a 100% dedicated bakery can enter a school. This strategy as a point of entry has been very successful. But to continue to grow and fully seize the huge opportunities that arise Baked Cravings will require a bigger production facility.

ONLINE: Baked Cravings has a unique line of baked treats that ships nationally. This ability allows them to have a broader reach and continue to connect with their core audience (food allergy consumers) but also doesn't limit the treats' desirable taste as noted via the awards received.

GIFTING: Continues to spur growth. In fact, Baked Cravings corporate gifting has so much more room for growth. Clients include Facebook, Comcast, AT&T, Bright Horizon, Shopify, H & M, Bloomberg, NY Yankees, Van Cleef & Arpels to name just a few.

Previous Offerings

n/a

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Year ended December 31, 2023, compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2023 was $461,634 compared with $573,314 2022 saw a decrease in online sales. And a reduction in wholesale orders.

Cost of sales

Cost of sales in 2023 was $205,997, 2022 costs of $ 299,101. Gross margins increased due to cost efficiencies and product price increases.

Expenses

Expenses in 2023 totaled $252,206. A slight decrease from 2022 expenses of $265,248.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the increase in demand will require cash outlays for materials, labor, and infrastructure.

Past cash was primarily generated through sales and owner investment. Our goal is to continue to grow at a respectable and controllable rate. The company expects future cashflows to increase based on new sales and increased vendor purchase orders.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $4,568.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SBA

Amount Owed: $292,035.00

Interest Rate: 3.75%

Maturity Date: May 25, 2050

Creditor: Umez Loan

Amount Owed: $26,692

Interest Rate: 3.0%

Maturity Date: January 01, 2026

Creditor: Ondeck Loan

Amount Owed: $22,746

Interest Rate: 10.0%

Maturity Date: January 01, 2025

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Position: CEO

Dates of Service: February, 2017 - Present

Responsibilities: The Chief Executive Officer is responsible for performing duties to highest-ranking. His duties include overseeing operations, marketing, branding, communication between investors and making important decisions. Currently does not take a salary for this role.

Position: Founder

Dates of Service: February, 2017 - Present

Responsibilities: Develop concept and go-to-market strategy.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Craig Watson

Amount and nature of Beneficial ownership: 3,600,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

Common Stock

The amount of security authorized is 4,000,000 with a total of 3,600,000 outstanding.

Voting Rights

1 vote per 1 share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. Such risk can be external vendors not paying open invoices. Cost associated with raw materials. The transferability of the Securities you are buying is limited Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits HestiaNYC Corp. was formed on 02-17-2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. HestiaNYC Corp. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns several trademark, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Operational Risk Other risks to understand can be operational risks such as equipment outages, rising labor rates, mandatory shutdowns due to covid. Delays in production due to supplier materials being out of stock. The amount raised in this offering may include investments from officers and directors of the company or their immediate family members. Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2024.

HestiaNYC Corp

By   /s/ *craig watson*

        Name: Hestianyc corp

Exhibit A

FINANCIAL STATEMENTS

I, Craig Watson, the CEO of HestiaNYC Corp, hereby certify that the financial statements of Hestianyc corp and notes thereto for the periods ending 2022 and 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Hestianyc corp has not yet filed its federal tax return for 2023.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/3/2024.

_____ (Signature)

_____CEo_____ (Title)

_____4-3-2024_____ (Date)

NOTE 1 – NATURE OF OPERATIONS

HestiaNYC Corp was formed on 2/15/20217 in the State of NY. The financial statements of HestiaNYC Corp (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Manhattan, NY.

HestiaNYC Corp is in the business of baking 100% nut-free desserts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales of baked treats when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and NY state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Company has rotating loans as listed on Balance Sheet.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 4,000,000 shares of our common stock with par value of $3.250. As of 4/3/2024 the company has currently issued 3,606,050 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Not Available

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Statement of Cash Flows

HestiaNYC Corp
For the year ended December 31, 2023

	2023
Operating Activities	
Receipts from customers	482,943.86
Payments to suppliers and employees	(491,823.07)
Cash receipts from other operating activities	19,904.13
Net Cash Flows from Operating Activities	**11,024.92**
Investing Activities	
Proceeds from sale of property, plant and equipment	1.37
Payment for property, plant and equipment	(22,591.72)
Other cash items from investing activities	33,792.89
Net Cash Flows from Investing Activities	**11,202.54**
Financing Activities	
Other cash items from financing activities	(29,647.19)
Net Cash Flows from Financing Activities	**(29,647.19)**
Net Cash Flows	**(7,419.73)**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	12,006.10
Net cash flows	(7,419.73)
Cash and cash equivalents at end of period	4,586.37
Net change in cash for period	**(7,419.73)**

Balance Sheet

HestiaNYC Corp
As of December 31, 2023

	DEC 31, 2023	DEC 31, 2022
Assets		
Cash and Cash Equivalents	4,586.37	7,514.34
Current Assets	131,720.57	164,124.56
Property, Plant and Equipment		
Accumulated Depreciation	(28,866.91)	(23,650.60)
fixed Assets	60,768.19	36,213.93
Total Property, Plant and Equipment	**31,901.28**	**12,563.33**
Total Assets	**168,208.22**	**184,202.23**
Liabilities and Equity		
Liabilities		
Current Liabilities	44,471.01	39,583.59
Non-Current Liabilities	88,457.32	333,556.33
Total Liabilities	**132,928.33**	**373,139.92**
Equity		
Current Year Earnings	2,128.32	10,240.96
Owner's Investment:Owner's Investment Craig	42,993.25	(179,096.01)
Retained Earnings	(9,841.68)	(20,082.64)
Total Equity	**35,279.89**	**(188,937.69)**
Total Liabilities and Equity	**168,208.22**	**184,202.23**

Income Statement (Profit and Loss)

HestiaNYC Corp
For the year ended December 31, 2023

	2023	2022	YEAR TO DATE
Revenue			
Sales			
Online Sales	342,236.96	459,932.06	342,236.96
Sales:Discounts	(16,562.56)	(16,887.06)	(16,562.56)
Sales:Shipping Income	28,788.07	57,555.41	28,788.07
Vending Machine Sales	3,172.17	-	3,172.17
Wholesale Sales	53,113.24	72,713.73	53,113.24
Square Sales	53,539.82	-	53,539.82
Square Discounts	(2,652.80)	-	(2,652.80)
Total Revenue	**461,634.90**	**573,314.14**	**461,634.90**
Less Cost of Sales			
Beginning Inventory	-	4,073.80	-
Commission, Consultant	3,942.15	3,958.79	3,942.15
Cost of Production	41,311.56	57,012.69	41,311.56
x-Ending Inventory	5,364.31	(6,234.38)	5,364.31
Raw Material, Packaging and shipping			
Cost of Goods Sold Raw Materials	92,997.28	146,561.20	92,997.28
Packaging	34,002.53	39,209.17	34,002.53
Shipping and Delivery	28,378.91	54,520.05	28,378.91
Total Raw Material, Packaging and shipping	**155,378.72**	**240,290.42**	**155,378.72**
Total Less Cost of Sales	**205,996.74**	**299,101.32**	**205,996.74**
Gross Profit	**255,638.16**	**274,212.82**	**255,638.16**
Gross Margin	**0.55**	**0.48**	**0.55**
Operating Expenses			
Advertising & Marketing			
Advertising & Marketing	5,210.98	7,418.47	5,210.98
Online Marketing	8,958.76	19,398.30	8,958.76
Website	3,649.23	8,130.16	3,649.23
Total Advertising & Marketing	**17,818.97**	**34,946.93**	**17,818.97**
General Expenses			
Bank Charges & Fees	12,713.40	16,064.28	12,713.40
Bonus	195.50	689.75	195.50
Car & Truck	1,221.56	772.72	1,221.56
Chargebacks	-	100.00	-
Donations & Events	1,476.38	3,570.20	1,476.38

	2023	2022	YEAR TO DATE
Insurance	2,899.96	3,954.12	2,899.96
Legal & Professional Services	28,025.16	8,699.73	28,025.16
Meals & Entertainment	1,370.52	963.13	1,370.52
Membership fee's	838.43	646.19	838.43
Office Supplies & Software	9,182.33	6,533.75	9,182.33
Other Business Expenses	55.07	-	55.07
Payroll Expenses	1,222.57	740.91	1,222.57
Square Fees	1,786.82	508.22	1,786.82
Store administration	70,106.04	87,025.98	70,106.04
Taxes & Licenses	801.24	3,468.84	801.24
Travel	4,326.31	4,901.12	4,326.31
Workers Comp Insurance	1,903.52	3,086.85	1,903.52
Total General Expenses	**138,124.81**	**141,725.79**	**138,124.81**
Operating Expenses			
Occupancy and Maintenance			
Garbage Removal	2,148.89	1,306.49	2,148.89
Internet and Telephone	5,507.61	4,681.21	5,507.61
Pest Control	990.73	914.52	990.73
Rent & Lease	66,581.94	60,675.54	66,581.94
Repairs & Maintenance	6,867.82	6,366.63	6,867.82
Security Expense	389.18	358.03	389.18
Utilities	13,775.72	14,273.61	13,775.72
Total Occupancy and Maintenance	**96,261.89**	**88,576.03**	**96,261.89**
Total Operating Expenses	**96,261.89**	**88,576.03**	**96,261.89**
Total Operating Expenses	**252,205.67**	**265,248.75**	**252,205.67**
Operating Income / (Loss)	**3,432.49**	**8,964.07**	**3,432.49**
Other Income and Expense			
Depreciation	(5,216.31)	(5,846.00)	(5,216.31)
Interest Paid	(14,212.90)	(4,011.31)	(14,212.90)
Other Income	19,659.79	12,363.95	19,659.79
Store Set Up Expenses	(1,534.75)	(1,229.75)	(1,534.75)
Total Other Income and Expense	**(1,304.17)**	**1,276.89**	**(1,304.17)**
Net Income / (Loss) before Tax	**2,128.32**	**10,240.96**	**2,128.32**
Net Income	**2,128.32**	**10,240.96**	**2,128.32**
Total Comprehensive Income	**2,128.32**	**10,240.96**	**2,128.32**

	Common stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders' Deficit
	Shares	Amount			
Inception	-	$ -	$ -	$ -	$ -
Issuance of founders stock	4,000,000	13,000,000	-	-	13,000,000
Contributed capital	-	-	-	-	-
Net income (loss)	-	-	-	-	-
December 31, 2013	4,000,000	$ 13,000,000	$ -	$ -	$ 13,000,000
Shares issued for services	-	-	-	-	-
Net income (loss)	-	-	-	-	-
December 31, 2014	4,000,000	$ 13,000,000	$ -	$ -	$ 13,000,000
Shares issued for debt conversion	-	-	-	-	-
Discount on convertible debt	-	-	-	-	-
Stock option compensation	-	-	-	-	-
Net income (loss)	-	-	-	-	-
December 31, 2015	4,000,000	$ 13,000,000	$ -	$ -	$ 13,000,000

CERTIFICATION

I, craig watson, Principal Executive Officer of HestiaNYC Corp, hereby certify that the financial statements of HestiaNYC Corp included in this Report are true and complete in all material respects.

craig watson

CEO